Exhibit 99.5

CARDIOME PHARMA CORP.

CODE OF ETHICS FOR SENIOR OFFICERS

It is the policy of Cardiome Pharma Corp. (the “Company”) that the chief executive officer, chief financial officer, chief scientific officer, all vice-presidents, and principal accounting officer, controller and/or persons performing similar functions (the “Senior Officers”) observe high standards of business and personal ethics in the conduct of their duties and responsibilities. The Senior Officers must practice honesty and integrity in every aspect of dealing with other Company employees, the public, the business community, stockholders, customers, suppliers and government authorities. The Senior Officers shall abide by this Code of Ethics of Senior Officers (the "Code”) and shall adhere to the following ethical principles:

1.
Honest and Ethical Conduct. Each Senior Officer shall act in an honest and ethical manner including the ethical handling of actual or apparent conflicts of interest between personal as well as professional relationships.

2.
Conflicts of Interest. Each Senior Officer shall avoid conflicts of interest and material transactions or relationships involving potential conflicts of interest unless properly approved by the appropriate authority. Senior Officers shall not receive benefits from a person doing or seeking to do business with the Company which is not in the best interest of the Company.

3.
Full, Fair, Accurate, Timely and Understandable Disclosure. Each Senior Officer will make full, fair, accurate, timely and understandable disclosures in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission, and in other public communications made by the Company.

4.	Compliance with Applicable Laws. Each Senior Officer will comply with all applicable governmental laws, and all relevant rules and regulations.

5.
Internal Reporting of Conflicts of Interest and Ethical Violations. Each Senior Officer will promptly report directly to the Corporate Governance Committee any material transaction or relationship that reasonably could be expected to give rise to such a conflict or violation. The Corporate Governance Committee shall fully investigate and report to the Board of Director any actual, potential or alleged violations of this Code.

6.	Consequences for non-adherence to the Code. Any violation of this Code, whether or not material, may have repercussions that could include termination of employment.